

EXHIBIT F:
RAISE VIDEO TRANSCRIPT



FUNDopolis video Transcript

Hello I am Tim Sullivan Founder of Connector LLC

Connector LLC is a great investment opportunity as well as being a responsible Social Enterprise

Our first product is a platform called Recovery Connector

That we will describe in more detail in the later slides

We are also at the end of the slides going to demonstrate the investor opportunity

Recovery Connector represents a new paradigm in engaging people in addiction treatment

Recovery Connector has two major sections the first are "Active Treatment Listings" which are free for anyone to access

It also consists on a recovery community platform that allows people to interact with each other assisting them on their journey through recovery

Many stakeholders benefit from the use of Recovery Connector, including treatment providers

Referral Sources

People suffering from addiction

People in recovery

As well as Peer Counselors

And their family members

When someone suffering from addiction agrees to go into treatment a virtual countdown timer begins before they change their mind about agreeing to get into treatment. It is imperative to get these people into treatment as fast as possible. Finding an addiction treatment program that is actively taking new patients is crucial to allowing the referral sources to get these people into treatment as soon as they agree to…during their window of opportunity when they are willing to go. This is how we developed our "Active Treatment Listings" program. It allows provider to post when they are taking new patients for a very small fee.

Recovery Connector has created the "Community" page due to the fact that many people suffering from addiction are also feeling isolated and alone…stigmatized. This community platform allows these people to not feel so alone and therefore puts them on a better path to effective successful recovery

Just imagine the average person suffering from addiction. How many people do they really have that they can count on to share their feelings with and their struggles … 3 maybe 4?

Imagine this number could be multiplied to being dozens if not thousands! That kind of support can definitely help people more successfully recover.

When on the Recovery Connector home page, select the "join Recovery Connector Community" here

First you will need to choose a membership duration

Then enter your contact information

Choose payment information

Enter an email address

Respond to the Captcha

And you will need to confirm the email, mind you the registration information that you enter is not automatically shared to your profile. You are in charge of your own member profile within the community; this allows the members to communicate in as anonymous a manner as they are comfortable with…with other members of the community.

Once you enter the site again and login you will need to click on the community link which will be in one of the menu bars.

Once you login you will see a site that looks like this on a pc…As you can see the site looks and feels much like a LinkedIn page, which allows people to post videos, allows them to post to groups…allows them to create groups, allows them to reach out and support each other…in as an anonymous a manner as they wish to and hopefully create a community that eases people into recovery maintains people in recovery and ultimately saves lives.

Please feel free to share this as widely as possible, we are trying to get as many people into this community as possible to form the community. And strengthen the community and support each other. We are looking for a wide variety of people. Not just people who are suffering from addiction but peer counselors to counselors, perhaps family members who have suffered from having a family member who has suffered from addiction, or perhaps passed. Maybe they can share their experiences and be of support. People in recovery can strengthen their recovery by helping others in recovery you think of it like a 24 hour AA meeting with always someone there to listen and that can be very powerful in helping someone in recovery.

I am Tim Sullivan Founder of Recovery Connector … Welcome to the community

Recovery Connector has two present revenue streams and one possible future one.

The first revenue stream is from memberships in the community

The second consists of "Active Treatment Listings" proceeds

The third possible affiliation agreement is in the works and will be hopefully in place before the end of 2019.

The need for investors is to help marketing efforts…Recovery Connector is presently developed

Recovery Connector needs to be introduced in person

Electronic marketing is not enough

The proposed model is a revenue share model

Investors will be reimbursed up to 170% of their investment

Repayment will be quarterly

Payment will come from 10% of revenue

Thank you for watching this video for Connector LLC

I am Tim Sullivan, Founder of Connector

We look forward to doing business with you, thank you very much